Wave2Wave Communications, Inc.

433 Hackensack Avenue

Hackensack, New Jersey 07601

December 15, 2010

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561.

Washington, D.C. 20549

Re:	Wave2Wave Communications, Inc.

Post-Effective Amendment

File No. 333-164791 (Accession Number 0000930413-10-006014)

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Wave2Wave Communications, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its post-effective amendment (Accession Number 0000930413-10-006014), which was incorrectly filed on Wednesday, December 15, 2010.

On the morning of December 15, 2010, we instructed our filing agent to file a post-effective amendment to a previously filed and effective Registration Statement on Form S-1 (Registration No. 333-164791) (the “Registration Statement”). The post-effective amendment was for the purpose of decreasing the size of the offering described in the original Registration Statement and included an offering of certain new securities, namely warrants to acquire shares of our common stock. In light of the fact that the post-effective amendment identified a new security to be registered, under Rule 413 promulgated under the Securities Act, we request the withdrawal of the post-effective amendment so that we may file a new registration statement covering all of the securities to be offered.

No securities were sold or will be sold under the Registration Statement. The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against the filing fee for the filing of any future registration statement or registration statements.

Please address any questions you may have to Jeffrey P. Schultz at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 666 Third Avenue, New York, New York 10017, telephone number (212) 692-6732, facsimile number (212) 983-3115.

Thank you for your assistance with this matter.

Sincerely,

Wave2Wave Communications, Inc.

By: __/s/ Aaron Dobrinsky_________
Aaron Dobrinsky, Chief Executive Officer